Steven G. Tepper

Steven.Tepper@aporter.com

+1 212.715.1140
+1 212.715.1399 Fax

399 Park Avenue
New York, NY 10022-4690

November 13, 2012

BY EDGAR AND E-MAIL

Ms. Ellie Bavaria Office of International Corporate Finance Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549
Re:	State of Israel Registration Statement under Schedule B
Filed September 27, 2012 File No. 333-184134 Form 18-K for the Fiscal Year Ended December 31, 2011 Filed June 29, 2012

File No. 2-94917

Dear Ms. Bavaria:

We are in receipt of the Staff’s letter dated October 26, 2012 with respect to the above referenced Registration Statement and Form 18-K. On behalf of the State of Israel (the “State”), we are responding to the Staff’s comments, as set forth below.

The State’s disclosure has been revised in accordance with the Staff’s comments and is being filed simultaneously herewith, as part of an amendment to the State’s Annual Report on Form 18-K (the “Revised Annual Report”). For ease of reference, enclosed with this letter is the Revised Annual Report on Form 18-K, marked to show the revisions made in response to the Staff’s comments (the “Mark-Up”).

For ease of reference, the Staff’s comments are reproduced below in bold italics, followed by the State’s responses.

Ms. Ellie Bavaria

November 13, 2012

Form 18-K

General

1.	Please discuss any material impact that a prolonged or worsened European sovereign debt crisis is expected to have on the economic and financial outlook of the State of Israel.

The State has revised its disclosure in accordance with the Staff’s comment. Please see the fourth paragraph under the heading “Summary Information and Recent Developments − Economic Developments” on pages D-4 through D-5 of the Revised Annual Report (pages 7 through 8 of the Mark-Up).

2.	To the extent possible, please update all statistics in the registration statement and the Form 18-K to provide the most recent data.

The State has revised its disclosure throughout the Revised Annual Report, in accordance with the Staff’s comment. Please note in particular the section entitled “Summary Information and Recent Developments” on pages D-4 through D-5 of the Revised Annual Report (pages 7 through 8 of the Mark-Up) and the selected economic indicators for 2012 presented in Table No. 2 on page D-12 of the Revised Annual Report (pages 13 through 14 of the Mark-Up).

3.	Where appropriate, please include statistics on poverty in the State of Israel.

The State has revised its disclosure in accordance with the Staff’s comment. Please see the second paragraph under the heading “The Economy − Employment, Labor and Wages” on page D-33 of the Revised Annual Report (page 30 of the Mark-Up). Please note that 2010 is the most recent year for which poverty statistics are available.

4.	Where appropriate, please include government expenditures in the summary tables and discussion of GDP for major sectors of the economy over the prior five years.

The State has revised its disclosure in accordance with the Staff’s comment. Please see the government expenditure data which has been added to Table No. 2 on page D-12 (pages 13 through 14 of the Mark-Up), and note that additional government expenditure data can be found in Table No. 31 on page D-71 and Table No. 33 on page D-74. For information regarding GDP for major sectors of the economy over the prior five years, please see (i) the discussion under the heading “The Economy − Gross Domestic Product” on page D-23 of the Revised Annual Report (pages 21 through 22 of the Mark-Up); and (ii) the data presented in Table No. 6 on page D-24 (pages 22 through 23 of the Mark-Up).

Ms. Ellie Bavaria

November 13, 2012

5.	We note media reports indicating that the State of Israel is materially affected by a disproportionate increase in population growth and increased unemployment among the haredi Jews. Please discuss the material effects that population growth among ultra-orthodox Jews is likely to have on Israel, including increased strain on the social systems.

The State has revised its disclosure in accordance with the Staff’s comment. Please see the discussion in the third and fourth paragraphs under the heading “State of Israel − Population,” on page D-15 of the Revised Annual Report (page 16 of the Mark-Up).

6.	Please update to discuss the new parliamentary election in January 2013.

The State has revised its disclosure in accordance with the Staff’s comment. Please see the discussion in the last paragraph under the heading “Summary Information and Recent Developments − Political Situation,” on page D-10 of the Revised Annual Report (page 12 of the Mark-Up).

7.	Clarify whether you hold derivative instruments for hedging or speculative purposes, quantify the risk exposures and identify the categories of risk against which you intend to hedge. Please include any other material information necessary to understand the State of Israel’s risk exposures.

The State has revised its disclosure in accordance with the Staff’s comment. Please see the discussion under the heading “Public Debt − Derivative and Hedging Transactions” on page D-81 of the Revised Annual Report (pages 66 through 67 of the Mark-Up).

Ms. Ellie Bavaria

November 13, 2012

Tourism, page D-31

8.	Please expand the discussion to include additional information on any material impact that the Arab Spring and ongoing turmoil in the region might have on tourism.

The State has revised its disclosure in accordance with the Staff’s comment. Please see the discussion under the heading “The Economy − Tourism” on the bottom of page D-31 of the Revised Annual Report (page 28 of the Mark-Up).

Employment, Labor and Wages, page D-33

9.	Please include additional information on the employment rate with respect to age, gender, and any seasonal employment. Consider using a table to concisely display the unemployment data.

The State has revised its disclosure in accordance with the Staff’s comment. Please see (i) the discussion under the heading “The Economy − Employment, Labor and Wages” on page D-34 of the Revised Annual Report (page 30 of the Mark-Up); and (ii) the data presented in Table No. 14 and Table No. 15 on page D-35 (page 31 of the Mark-Up).

Table No. 20, Imports of Goods by Major Groups, page D-50

10.	Please expand the “Other” category under Consumer Goods in the table or include a footnote that identifies the components of that category. Please make similar revisions to the “Other” category in the government taxes table on page D-69.

The	State has revised its disclosure in accordance with the Staff’s comment. Please see (i) the data presented under the heading “Consumer Goods” in Table No. 20, on page D-50 (pages 42 through 43 of the Mark-Up); and (ii) the data presented in Table No. 32 on page D-74 of the Revised Annual Report (page 61 of the Mark-Up).

Ms. Ellie Bavaria

November 13, 2012

We trust that the foregoing responds adequately to the Staff’s comments. If you have any additional comments or questions, please do not hesitate to contact the undersigned. If the Staff does not have any further comments, the State expects to file an amendment to the Registration Statement filed under Schedule B with the remaining exhibits thereto and, thereafter, to request acceleration of effectiveness.

Sincerely,

/s/ Steven G. Tepper

Steven G. Tepper

Enclosures

cc: Ms. Sigalit Siag